Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

November 24, 2005

Via Mail and Facsimile to 202-772-9369

Lisa Beth Lentini

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Amendment No. 1 to Registration Statement on Form SB-2

Filed September 12, 2005

File No. 333-128253

Dear Ms. Lentini

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

General

1. We apologize for not providing a marked copy of our amendment in our previous filing. Please find a marked copy of our latest amendment attached to our latest filing.

Registration Statement Cover Page

2. We made a mistake in stating that we have applied for an IRS Employer Identification number. We did not and will not apply for an IRS Employer Identification number as our business operations will be in Canada. Therefore, we will not be hiring any American employees and will not require an IRS Employer Identification number. We have changed our registration statement cover page to state that the IRS Employer Identification number is not applicable.

  Prospectus Cover Page

  3. We confirm that our sole director/officer will not be a registered broker-dealer or associated person of a registered broker-dealer..

  We believe Mr. Lung should not be considered to be acting as an unregistered broker-dealer, as he is neither acting as a broker nor a dealer. Mr. Lung is not a broker as he is not in business of effecting transactions in securities for the account of others. The shares he holds in Paracap are bought with his own capital for his own personal investment. Mr. Lung has never received any commission for the sale of any securities. Mr. Lung does not own or participate in a business that represents himself as a broker. He has no offices for brokerage business, nor does he own or have access to electronic trading machines. He has no client base whatsoever..

  Mr. Lung is also not a dealer as he is not engaged in the business of buying and selling securities for his own account. The shares he holds in Paracap were made as a personal investment. Mr. Lung does not, as part of his regular business, buy and sell securities for himself or for any other party.

  Risk Factors

  4. We have changed our disclosure throughout the entire registration statement to indicate that our current cash balance is not sufficient to fund our operations for the next twelve month period. We have also revised our prospectus cover page to make clear that we are a development stage company, we have engaged in no operations and have received no revenues to date, we have part time management and have received a going-concern opinion.

  5. This mistake is a typo. Please find our disclosure revised to indicate that Mr. Lung's shares will be offered at a price of $0.01 per share for the duration of the offering.

  Risk Factors

  6. Please find our disclosure revised in risk factor #4 to disclose that the renewal of the liquor license is uncertain and the requirements Beta Enterprises must follow in order to renew the license annually. Also find our disclosure revised to include the risk factor of being liable for damages caused by our customers who have become intoxicated with our product.

  Plan of Distribution

  7. Please find our disclosure revised to indicate the correct share price and to coincide with other disclosures in this filing.

  8. We have revised our disclosure to indicate that the shareholders must hold their shares for one year before they can rely on Rule 144 to sell their shares. We have revised our disclosure to determine the affiliate status of the shareholders. We also have added the disclosure that rules for affiliates under Rule 144 differ substantially than the rules for non-affiliates.

  9. Please find our disclosure revised to take out any mention of short sales.

  Management Licensing Agreement

  10. Please find our disclosure revised to indicate that we have little experience in operating liquor stores. Please find our disclosure revised to take out mention that Beta routinely engages in these types of ventures. Please also find our disclosure to specify the type of training Beta will provide.

  Principal Products and Services and Their Markets

  11. Please find our disclosure revised to discuss the difficulties we may encounter in arranging financing or credit with suppliers.

  12. Please find our disclosure revised to indicate that we will be using Mr. Lung's personal vehicle, a station wagon, to transport the inventory.

  Insurance

  13. Please find our disclosure revised to discuss the approximate costs of coverage and how much of these costs will be required to be paid upfront. Also, we disclose whether we are required to carry certain types of insurance as required by the government for operation of the business.

  Management's Discussion and Analysis or Plan of Operation

  14. Please find our disclosure revised as per your comments.

  15. Please find our disclosure revised as per your comments.

  Management

  16. Please find our disclosure revised to include five full years of business experience for Mr. Lung.

  Principal and Selling Shareholders

  17. The reason that we issued shares at two different share prices on the same day was because we had set a deadline of 12pm for investors to send in their payments to us in order to participate in the first round of financing at $0.001 per share. All payments received after the 12pm deadline would participate in the second round of financing at $0.01 per share. The reason our valuation increased was because, on the morning of that date, we had come to a verbal agreement in regards to the terms our agreement with Beta Enterprises and, therefore, the likelihood of our company realizing its cash flow increased. Therefore, we could not continue issuing shares at the $0.001 price.

  Also, to further clarify, we have never issued any shares to any employees for compensation. All shares that have been issued have been paid for in full by investors from their own capital.

  18. Although some of the selling shareholders have the same name, there exits no relationships between them. It is merely a coincidence that they have the same last name. We also confirm that there are no transactions have occurred that described in Item 404 of Regulation S-B.

  Reports of Independent Registered Public Accountant

  19. Please find our Report of Independent Registered Public Accountant and Consent revised as per your comments.

  Statement of Operations

  20. The company has not entered into a lease of its office premises and is not committed to future rental payments. Rather, the Company rents its offices on a month to month basis. We have revised the SB-2 to refer to rent rather than lease

  Note 2 Summary of Significant Accounting Policies

  21. We note that although the function currency is the Canadian dollars, there are no transcations in Canadian dollars for the period ended July 31, 2005. All transaction have been incurred (denominated) in US dollars. Consequently, there are no translation adjustments. The Company's functional currency is the Canadian dollar as the Company's head office is in Canada. The Company expects that as its business grows, the Company will undertake Canadian dollar transactions and there will be translation adjustments.

  Part II - Indemnification of Directors and Officers

  22. Please find our disclosure revised to disclose in plain English the salient provisions of our indemnification policies for our officers and directors.

  Recent Sales of Unregistered Securities

  23. Please find our disclosure revised to explain how our issuances complied with the requirements of a Regulation S offering.

  Exhibits - 5.1 Legal Opinion

  24. Please find our legal opinion revised.

  25. Please find our legal opinion revised.